UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-33036

Mindray Medical International Limited

Mindray Building, Keji 12th Road South,

Hi-tech Industrial Park, Nanshan,

Shenzhen 518057

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On December 21, 2012, Masimo Corporation (“Masimo”) brought an action in the United States District Court for the Central District of California against Mindray DS USA Inc. and Shenzhen Mindray Bio-Medical Electronics Co., Ltd. Masimo alleges that Mindray DS USA, Inc.’s U.S. Beneview pulse oximeters and sensors infringe its nine asserted patents relating to pulse oximeters and sensors, and that Shenzhen Mindray Bio-Medical Electronics Co., Ltd breached its Purchase and License Agreement dated November 13, 2002, as amended, by failing to use best efforts to promote adoption of Masimo’s oximeter technology. In addition to monetary damages, Masimo is seeking injunctive relief preventing further sale of Beneview products incorporating Mindray oximetry boards in the United States.

Mindray intends to vigorously defend the actions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mindray Medical International Limited

By:	/s/ Alex Lung
Name: Alex Lung
Title: Chief Financial Officer

Date: January 7, 2013

3